NO ACT

P.E. 04/22/2013



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



13002137

Received SEC

JUN 13 2013

Washington, DC 20549

June 13, 2013

Liz Dunshee
Fredrikson & Byron, P.A.
ldunshee@fredlaw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6-13-13

Re: Medtronic, Inc.
Incoming letter dated April 22, 2013

Dear Ms. Dunshee:

This is in response to your letter dated April 22, 2013 concerning the shareholder proposal submitted to Medtronic by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

June 13, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medtronic, Inc.
Incoming letter dated April 22, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in Medtronic's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Medtronic may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Medtronic's policies, practices and procedures compare favorably with the guidelines of the proposal and that Medtronic has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Medtronic omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Medtronic relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 22, 2013

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F St. N.E.
Washington, D.C. 20549

Re: Medtronic, Inc. – 2013 Annual Meeting Omission of Shareholder Proposal Submitted By James McRitchie

Ladies and Gentlemen:

This letter is to inform you that Medtronic, Inc., a Minnesota corporation (the "Company" or "Medtronic"), intends to omit from its proxy statement and form of proxy for its 2013 annual meeting of shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements submitted in support thereof by James McRitchie (the "Proponent").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the staff of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov. In accordance with Rule 14a-18(j), we have filed this letter with the Commission no later than 80 calendar days prior to the date Medtronic intends to file its definitive 2013 Proxy Materials with the Commission and we are simultaneously sending a copy of this letter and its attachments to the Proponent and his designee, John Chevedden, as notice of Medtronic's intent to exclude the Proposal from the 2013 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the staff. Accordingly, we are taking this opportunity to remind the Proponent and Mr. Chevedden that if the Proponent or Mr. Chevedden submits correspondence to the Commission or the staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Medtronic.

Attorneys & Advisors
main 612.492.7000
fax 612.492.7077
www.fredlaw.com

Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota
55402-1425

MEMBER OF THE WORLD SERVICES GROUP
A Worldwide Network of Professional Service Providers

OFFICES:
Minneapolis / Bismarck / Des Moines / Fargo / Monterrey, Mexico / Shanghai

I. THE PROPOSAL

The Proposal states:

> RESOLVED, Adopt proposal topic supported by our 66% vote in 2012. Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the full text of the Proposal, including the Proponent's supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

II. BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(i)(9) and 14a-8(i)(10). Medtronic's Board of Directors (the "Board") has discussed the results of the 2012 shareholder meeting and decided to amend Medtronic's Restated Articles of Incorporation (the "Articles of Incorporation") to replace or delete all provisions therein that call for a greater than simple majority vote, as described below (the "Amendments"), subject to approval by the Company's shareholders. The Board will recommend the Amendments for approval by the Company's shareholders at the 2013 annual meeting of shareholders (the "Company Proposals"). The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it calls for a majority of votes cast standard, which directly conflicts with the voting standard contemplated by the Company Proposals. Further, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company Proposals fulfill its essential objective to eliminate supermajority voting.

III. ANALYSIS

Medtronic's Articles of Incorporation include the following provisions that require the affirmative vote of more than a simple majority of votes cast (collectively, the "Supermajority Provisions"). There are no supermajority provisions in Medtronic's Bylaws.

> (1) Section 5.3, Paragraph 1, provides that any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding voting shares voting together as a single class, unless such change shall have been approved by a majority of the entire Board of Directors.
>
> (2) Section 5.3, Paragraph 2, provides that removal of a director from office (including a director named by the Board of Directors to fill a vacancy or newly created directorship),

with or without cause, shall require the affirmative vote of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding voting shares, voting together as a single class.

(3) Section 5.3, Paragraph 6, provides that notwithstanding any other provisions of the Articles of Incorporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law or the Articles of Incorporation), the affirmative vote of the holders of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding voting shares, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Section 5.3.

(4) Section 6.1 provides that the affirmative vote of the holders of not less than two-thirds of the voting power of the outstanding voting shares of the corporation is required for the approval or authorization of any Related Person Business Transaction involving the corporation or the approval or authorization of the corporation in its capacity as a shareholder of any Related Person Business Transaction involving a subsidiary of which the corporation is a direct or indirect majority director. A "Related Person Business Transaction" includes certain business combinations, share exchanges, sales or transfers of a significant amount of assets, issuances of securities, recapitalizations, and similar transactions with any person, entity or group owning 15% or more of Medtronic's outstanding voting shares, or their affiliates or associates.

(5) Section 6.4 requires that the provisions set forth in Article 6, including Section 6.4, may not be repealed or amended in any respect unless such action is approved by the affirmative vote of the holders of not less than two-thirds of the voting power of the outstanding voting shares of the corporation.

In all of the foregoing instances, the term "voting shares" means shares of capital stock of the corporation entitled to vote generally in the election of directors, considered for the purposes of Articles of Incorporation as one class.

As noted above, the Board has approved the Amendments. At the 2013 annual meeting of shareholders, the Board will recommend that Medtronic's shareholders adopt the Company Proposals, which would amend the Articles of Incorporation to reduce the affirmative vote required by each of the Supermajority Provisions to an affirmative vote of a majority of the voting shares, voting together as a single class, in compliance with Section 302A.437 of the Minnesota Statutes. Section 302A.437 of the Minnesota Statutes requires the affirmative vote of the greater of (1) a majority of the voting power of the shares present and entitled to vote on the item of business or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting. If the Company Proposals are adopted, Paragraph 6 of Section 5.3 will be removed in its entirety. This action will also result in the removal of Article 6 of the Articles of Incorporation, as the purpose of such Article is not served when a simple majority standard applies.

The Proposal May be Excluded under Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposals.

Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See FirstEnergy Corp.* (Mar. 1, 2013) (concurring in excluding a proposal to eliminate all supermajority provisions in the company's governing documents and replace them with a simple majority vote when the company indicated its plans to submit its own proposal reducing the supermajority voting requirements to a majority of the voting power, provided that the Board is permitted, in its discretion, to set the voting requirement at two-thirds of the voting power); *Alcoa Inc.* (Jan. 6, 2012) (concurring in excluding a proposal requesting the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and certificate of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Del Monte Foods Co.* (June 3, 2010) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and certificate of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *H.J. Heinz Company* (Apr. 13, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation and bylaws to reduce supermajority provisions from 80% to 60%); *AT&T Inc.* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives, where the company was presenting a proposal seeking approval of its stock option plan); and *Mattel, Inc.* (Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of among other things, bonuses for top management, where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the shareholder-sponsored proposal contained a voting threshold that differed from a company-sponsored proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders. For example, in *Alcoa, Inc.* (Jan. 6, 2012), the Staff concurred in the exclusion of a shareholder proposal requesting Alcoa replace all supermajority provisions in its charter and bylaws with a majority of votes cast standard, when Alcoa was submitting company proposals to replace all such supermajority provisions with a majority of votes outstanding standard. The Staff noted that the inclusion of both the company proposals and shareholder proposal in Alcoa's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the shareholder proposal and the company proposal were approved. *See also Safeway Inc.* (January 4, 2010; *recon. denied* Jan. 26, 2010) (finding that the company's proposal to allow 25% of the shareholders to call a special meeting and the shareholder's proposal to allow 10% of shareholders to call a meeting directly conflicted and allowing the company to omit the shareholder's proposal); *CVS Caremark Corporation* (Jan. 5, 2010; *recon. denied* Jan. 26, 2010) (finding that the company's proposal to amend its governing documents to allow shareholders to call a special meeting conflicted with a shareholder request for the same, and allowing the company to omit the shareholder's proposal, when the threshold for such right was set at 25% in the company proposal and 10% in the shareholder proposal); *Medco Health Solutions, Inc.* (Jan. 4 2010; *recon. denied* Jan. 26, 2010) (finding that the company's proposal to allow a special meeting upon the request of 40% of the company's outstanding common stock and the shareholder's proposal to allow 10% of shareholders to call a meeting directly conflicted and allowing the company to omit the shareholder's proposal); *International Paper Company* (Mar. 17, 2009) (finding the company's proposal to allow 40% of the shareholders to call a special meeting, and the shareholder's proposal to allow 10% of the shareholders to call a special meeting in conflict and allowing the company to omit the shareholder resolution); *EMC Corporation* (Feb. 24, 2009) (allowing the company to omit a shareholder proposal which sought to amend the bylaws to allow 10% of outstanding common shareholders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common shareholders to call a special meeting); and *Herley Industries Inc.* (Nov. 20, 2007) (finding that a shareholder proposal for majority voting for directors conflicted with the company's proposal to retain plurality voting, but require a director nominee to receive more "for" votes than "withheld" votes, and allowing the company to exclude the proposal).

The Staff previously has permitted exclusion of shareholder proposals under circumstances substantially similar to the instant case. In addition to *Alcoa, Inc.* (Jan. 6, 2012), cited above, in *Fluor Corporation* (Jan. 25, 2011), the Staff similarly concurred in excluding a shareholder proposal that requested the company change each supermajority provision to a majority of votes cast standard, when Fluor Corporation planned to submit a proposal for the elimination of certain supermajority provisions from its certificate of incorporation and for the amendment of others to reflect a majority of votes outstanding standard. The Staff noted that the inclusion of both proposals in the company's proxy materials would present alternative and conflicting decisions for the company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Likewise, in *Dominion Resources, Inc.* (Jan. 19, 2010; *recon. denied* Mar. 29, 2010), the Staff concurred in the exclusion of a shareholder proposal requesting that three supermajority voting provisions in the company's charter and bylaws be replaced with a majority of votes cast standard, finding that the shareholder proposal conflicted with three company proposals which together would reduce the company's supermajority voting provisions to a majority of shares outstanding standard, in response to the company's concern that "submitting all of the proposals to a vote would yield inconsistent, ambiguous, or inconclusive results." The Staff took a similar position in *SUPERVALU INC.* (Apr. 20, 2012), in which the Staff concurred in the exclusion of a shareholder proposal requesting SUPERVALU replace all supermajority provisions in its certificate of incorporation and bylaws with a simple majority vote standard, when the company intended to propose that such provisions be reduced to require the affirmative vote of 66-2/3% of outstanding shares. *See also, Piedmont Natural Gas Company Inc.* (Nov. 17, 2011) (concurring in omitting a shareholder proposal for simple majority voting when the company's proposal was to change voting requirements for all actions requiring a supermajority vote to 66-2/3%); *Cognizant Technology Solutions Corporation* (Mar. 25, 2011) (concurring in omitting a shareholder proposal for simple majority voting when the company's proposal was to reduce supermajority voting provisions from 80% to 66-2/3%); *Best Buy Co., Inc.* (Apr., 17, 2009) (concurring in omitting a shareholder proposal for simple majority voting when the company's proposal was to reduce all provisions requiring greater than a simple majority vote to that required by state statute or, where state statute was silent, to 66-2/3%); *The Walt Disney Company* (Nov. 16, 2009; *recon. denied* Dec. 17, 2009) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its certificate of incorporation to reduce the supermajority provisions related to shareholder approval of business combination transactions with interested persons and the amendment of that provision of the certificate of incorporation from four-fifths to two-thirds of outstanding shares and to reduce the vote required for shareholder approval of amendments to the bylaws from two-thirds of outstanding shares to a majority of outstanding shares); and *H.J. Heinz Co.* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its articles of incorporation and bylaws to reduce supermajority provisions from 80% to 60%).

Consistent with the precedents cited above, the Company Proposals will ask Medtronic's shareholders to approve amendments to the Articles of Incorporation to eliminate Paragraph 6 of Section 5.3, and Article 6, in their entirety, and to reduce the affirmative vote standard required by each of the other Supermajority Provisions to an affirmative vote of a majority of the shares present and entitled to vote standard, in compliance with Section 302A.437 of the Minnesota Statutes.

The request to replace the voting requirement in all of the Supermajority Provisions with a majority of votes cast standard conflicts with Company Proposals because it does not contemplate that certain provisions will be removed in their entirety, nor does it conform to the specific majority of shares present and entitled to vote standard that is called for by the Company Proposals. When read in conjunction with the Company Proposals, which provide for the removal of certain provisions and convey a majority of shares present and entitled to vote standard for others, the Proposal would be unduly confusing to shareholders, and may therefore be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(9). Further, a favorable shareholder vote for both the Proposal and the Company Proposals would result in an inconsistent and inconclusive mandate from the shareholders. If Medtronic's shareholders were to vote on both the Company Proposals and the Proposal, it would not be possible to determine which of the alternative courses of action they preferred. Some shareholders may have supported both proposals while other shareholders may have supported one solely in preference to the other proposal, but would not have supported either proposal as compared to the status quo. Accordingly, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for Medtronic's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved.

The Proposal May be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976).

As a standard, "substantial implementation" under Rule 14a-8(i)(10) does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n. 30 and accompanying text); *see also* SEC Release No. 34- 20091 (August 16, 1983). The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices and procedures "compare favorably with the guidelines of the proposal," and not where those policies, practices and procedures are embodied. *Texaco, Inc.* (Mar. 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail, or (iii) exercised discretion in determining how to implement the proposal. *See, e.g., Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a shareholder proposal that requested the company prepare a report regarding political contributions when the company had adopted a policy that implemented the essential portions of the shareholder proposal); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007) (permitting exclusion of a declassification proposal when the company had amended its certificate of incorporation to phase out a classified board); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a shareholder proposal requesting publication of a sustainability report when the company had posted an online report on the topic of sustainability); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a shareholder proposal that requested the company verify employment legitimacy of all employees when the company had verified such legitimacy in accordance with the standards required by applicable laws); and *Talbots Inc.* (Apr.

5, 2002) (permitting exclusion of a shareholder proposal requesting that the company implement a corporate code of conduct based on International Labor Organization ("ILO") human rights standards where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards). In each of these cases, the Commission concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

Under the standards discussed above, Medtronic has substantially implemented the Proposal because the Amendments fulfill the Proposal's essential objective: the elimination of supermajority voting provisions in the Company's governing documents, in compliance with applicable laws. The Board lacks unilateral authority to adopt the Amendments, but will recommend that Medtronic's shareholders approve the Amendments at the 2013 annual meeting of shareholders. Because the Board has taken all steps within its power to eliminate all supermajority provisions in the Company's governing documents, it has substantially implemented the Proposal and the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(10).

The Staff has, on numerous occasions, including with respect to shareholder proposals that are very similar to the Proposal, concurred that a shareholder proposal can be omitted from the proxy statement as substantially implemented under Rule 14a-8(i)(10) when companies have taken actions substantially similar to Medtronic's actions. *See, e.g., Becton, Dickinson* (Nov. 27, 2012) (finding that elimination of a supermajority provision in its entirety constituted substantial implementation of a simple majority proposal); *McKesson Corporation* (Apr. 8, 2011) (finding that a company proposal to eliminate certain supermajority provisions in their entirety and to reduce the voting threshold of other provisions to a majority of outstanding shares constituted substantial implementation of a simple majority proposal); *MDU Resources Group, Inc.* (Jan. 16, 2010) (permitting exclusion of a simple majority proposal under Rule 14a-8(i)(10) when a company's proposed charter amendments did not modify provisions that conformed to the voting standards of applicable state law); and *Applied Materials, Inc.* (Dec. 19, 2008) (concurring with exclusion of a simple majority proposal under Rule 14a-8(i)(10) when the company represented that shareholders would have the opportunity to vote on a company proposal that eliminated certain supermajority provisions in their entirety and reduced the voting threshold for other provisions to a majority of outstanding shares).

The Staff's Rule 14a-8(i)(10) no-action relief has applied where similar shareholder proposals have called for the elimination of provisions requiring "a greater than simple majority vote" in favor of a majority of votes cast standard, and where the company has taken action to amend the governing documents to set shareholder voting thresholds based upon a majority standard that deviates therefrom. *See, e.g., McKesson Corporation* (Apr. 8, 2011) (finding that a company proposal to eliminate certain supermajority provisions in their entirety and to reduce the voting threshold of other provisions to a majority of outstanding shares constituted substantial implementation of a majority of votes cast proposal); and *Sempra Energy* (Mar. 5, 2010) (concurring with exclusion of a simple majority proposal under Rule 14a-8(i)(10) when the company adopted amendments that would reduce voting thresholds to the lowest standard permitted by law).

For example, in *MDU Resources Group, Inc.* (Jan. 16, 2010), the Staff concurred that the company could omit from its proxy statement a shareholder proposal relating to supermajority voting requirements, based on actions of the board of directors that substantially implemented the shareholder proposal. The company's certificate of incorporation required supermajority votes for certain amendments, for approval of certain transactions with interested shareholders, for certain asset sales and reorganization plans. A shareholder submitted a proposal that was similar to the Proposal requesting that the board of directors take steps necessary to change each charter and bylaw voting requirement calling for a greater than simple majority vote to a majority of the votes cast for and against related proposals in compliance with applicable laws. After the proposal was submitted, the board of directors of the company determined to eliminate in their entirety the charter provisions relating to approval of interested shareholder transactions and amendments, but to retain provisions relating to approval of asset sales and reorganizations, because they reflected the voting standards required by state law. The company represented to the Staff that it would provide its shareholders with an opportunity to approve such amendments at the upcoming annual meeting. The Staff concurred with the company's conclusion that the shareholder proposal could be excluded under Rule 14a-8(i)(10), in light of the board action and the anticipated shareholder vote to eliminate supermajority voting provisions in the company's certificate of incorporation to the extent permitted by law.

In this regard, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) when companies have sought to exclude shareholder proposals requesting elimination of supermajority voting requirements after the boards of directors of those companies have taken action to approve (or were expected to approve) the necessary amendments to their respective articles of incorporation and/or bylaws, and represented that such amendments would be submitted to a vote of shareholders (as applicable) at the next annual meeting. *See, e.g., McKesson Corporation* (Apr. 8, 2011); *Applied Materials, Inc.* (Dec. 19, 2008); and *Sun Microsystems* (Aug. 28, 2008) (permitting exclusion of a simple majority shareholder proposal under Rule 14a-8(i)(10) when the company's board of directors was expected to act on proposed amendments to the certificate of incorporation and bylaws that would reduce the approval thresholds from 75% of outstanding shares to a majority of the outstanding shares). In each of these cases, the Staff granted no-action relief to a company that intended to omit a shareholder proposal that was similar to the Proposal, based on actions by the company's board of directors (and, as applicable, anticipated actions by the company's shareholders) to remove supermajority voting provisions.

As noted above, the Board has approved the Amendments and has directed that they be submitted to a shareholder vote at the 2013 annual meeting. Accordingly, if Medtronic's shareholders approve the Company Proposals at the 2013 annual meeting, Medtronic's governing documents would not contain any supermajority voting requirements. This result would address the underlying concerns of, and thereby substantially implement, the Proposal.

Moreover, the Company Proposals comply with the Proposal's directive to adopt "the closest standard to a majority of votes cast standard that is consistent with applicable laws." A majority of votes cast standard is not permitted by Minnesota law, which states that, for matters other than director elections, the lowest permissible voting standard is the greater of (1) a majority of the voting power of the shares present and entitled to vote on the item of business or (2) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting. The Company Proposals reflect the closest standard to a majority of votes cast standard that is consistent with applicable laws, and thereby substantially implement the Proposal. Because the Board's actions achieve the "essential objective" of, and therefore substantially implement, the Proposal, Medtronic may properly omit the Proposal from the 2013 Proxy Materials in accordance with Rule 14a-8(i)(10). We respectfully request that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Materials on the basis of Rule 14a-8(i)(10).

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Medtronic excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Sincerely,



Liz Dunshee

Enclosure

cc: D. Cameron Findlay, Medtronic, Inc.
Sarah Maveus, Medtronic, Inc.
James McRitchie
John Chevedden

Exhibit A

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Omar Ishrak
Chairman of the Board
Medtronic, Inc. (MDT)
710 Medtronic Pkwy
Minneapolis MN 55432
Phone: 763 514-4000
Fax: 763 514-4879

Dear Mr. Ishrak,

I purchased stock in our company because I believed our company had even greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



3/6/2012

James McRitchie — Date

Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: D. Cameron Findlay <Cameron.Findlay@medtronic.com>
Corporate Secretary
Sarah Maveus <sarah.m.maveus@medtronic.com>
Principal Legal Counsel

[MDT: Rule 14a-8 Proposal, March 6, 2013]

Proposal 4* – Adopt Proposal Supported by 66% Vote

RESOLVED, Adopt proposal topic supported by our 66% vote in 2012. Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won our 66% support at our 2012 annual meeting. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority when acting to improve to our corporate governance.

Please vote to protect shareholder value:

Adopt Proposal Supported by 66% Vote – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 3-21-13 # of pages ▸
To Cameron Findlay	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 763-514-4879	Fax #

March 21, 2013

James Mcritchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie,

Thank you for allowing me to assist you today. Pursuant to your request, his letter is to confirm that you have continuously held no less than 50 shares of MDT since 7/23/09 in your *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. (DTC number 0188) is the clearinghouse for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Daniel Bliss
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12